Exhibit 4.11

June 9, 2004

Ian Bonner

5527 Inverrary Court

Dallas, TX 75287

Dear Ian:

On behalf of Commtouch Software Ltd. (the “Company”), I am pleased to offer you the position of Executive Chairman of the Board of Directors of the Company, effective June 16, 2004, working closely with management and performing your normal duties as a board member in a timely and professional manner. The Company’s standard policies and procedures (i.e. Insider Trading Policy, Code of Business Conduct, etc.) applicable to directors, as well as fiduciary duties imposed by law, will govern this relationship.

Expense Reimbursement. The Company shall reimburse you for expenses actually incurred by you for the benefit of the Company in accordance with the Company’s policies for director expense reimbursement, and in accordance with applicable law.

Equity Compensation

Stock Options. After commencement of your chairmanship duties, and subject to approval of the shareholders (as explained below), you will be eligible to receive an option to purchase 1,480,000 shares of the Company’s Common Stock (the “Option”). The exercise price of the Option shares will equal the closing price of the Company’s Common Stock on Nasdaq, as published by Yahoo.com, on June 16, 2004 (which shall be deemed the date of grant). The Option will become vested and exercisable cumulatively over four years as follows: 25% of the total Option shares will vest on the June 16, 2005 and 1/48th of the total Option shares will vest at the end of each month thereafter, subject to your continued service and subject to acceleration as provided below. The Option will be an incentive stock option to the maximum extent allowed by U.S. tax laws and, except for terms of vesting which will be in accordance with this offer letter, will be subject to the terms of the Company’s non-employee directors stock option plan and a stock option agreement between you and the Company.

Acceleration of Vesting. If, prior to or following a Change of Control of the Company, you are asked by the Board to resign from the Board because of the pending or completed Change of Control, your Option shall become immediately vested and exercisable for that number of shares which would have vested on or before the date that is twenty-four (24) months after the date of “termination of your chairmanship duties. Notwithstanding anything herein to the contrary, the Company retains the right to remove you from your Board duties should appropriate cause exist as defined under the Company’s Amended and Restated Articles of Association and/or applicable law and, in this event, the acceleration provisions of this section shall be inapplicable. The acceleration of vesting provided for under this section is conditioned upon your execution (and non-revocation) of a general release in form reasonably acceptable to the Company providing for a full release of any claims you may have against the Company, and its officers, directors, stockholders and agents.

As used in this Agreement:

“Change of Control” means (a) a sale of substantially all of the assets of the Company; (b) a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation in which shareholders immediately before the merger or consolidation have, immediately after the merger or consolidation, the same or greater stock voting power); or (c) a reverse merger in which the Company is the surviving corporation but the shares of the Company’s common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise (other than a reverse merger in which shareholders immediately before the merger have, immediately after the merger, the same or greater stock voting power); or (d) any transaction or series of related transactions in which in excess of 50% of the Company’s voting power is transferred, other than the sale by the Company of stock or other securities in transactions the primary purpose of which is to raise capital for the Company’s operations and activities.

Subsequent Option Grants. Subject to the sole discretion of the Company’s Audit Committee, Board of Directors and Company shareholders, you may be eligible to receive additional grants of stock options or purchase rights from time to time in the future, on such terms and subject to such conditions as the Audit Committee, Board of Directors and shareholders shall determine as of the date of any such grant.

Shareholder Approval. The above stock option grant is subject to shareholder approval, including approval of an increase in the number of shares available for grant under the Company’s non-employee director plan, and the Company undertakes to solicit such approval as soon as practicable.

Ian, we look forward to a mutually rewarding relationship. As with all important decisions, you should make a decision concerning the terms of this Agreement based on your own independent investigation and judgment concerning the Company and its future prospects.

If you accept the terms of this Agreement, please date and sign below and return it to me no later than June 11, 2004.

Very truly yours,	ACCEPTED AND AGREED:
Commtouch Software Ltd.	Ian Bonner
By:__________________________________	____________________________ Signature

Title:________________________________	____________________________ Date

U.S. Office:	International Office:
1300 Crittenden Lane, Ste. 103	1A Hazoran Street ( P.O. Box 8511)
Mountain View, CA 94043	Poleg Industrial Park
Tel: 650-864-2290	Netanya, Israel 42504
Fax: 650-864-2006	Tel: 972-9-8636888 Fax: 972-9-8636863